

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2024

Richard Coulombe
Chief Financial Officer
The Lion Electric Company
921 Chemin de la Riviere-du-Nord
Saint-Jerome (Quebec) J7Y5G2

      Re: The Lion Electric Company
            Form 40-F for the Year Ended December 31, 2023
            File No. 001-40387

Dear Richard Coulombe:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing